Luvu Brands, Inc.

Investor Deck

March 2020

OTCQB Venture Market: LUVU



SAFE HARBOR / FORWARD LOOKING STATEMENT

This investor presentation contains forward-looking information and other forward-looking statements within the meaning of applicable U.S. securities laws.

Forward-looking statements involve significant known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Luvu Brands, Inc., to be materially different from any future plans, goals, targets, objectives, results, performance or achievements expressed or implied by such forward-looking statements. As a result, such forward-looking statements should not be read as guarantees of future performance or results, should not be unduly relied upon, and will not necessarily be accurate indications of whether or not such results will be achieved. Such matters involve risks and uncertainties that may cause actual results to differ materially, including the following: changes in economic conditions; general competitive factors; acceptance of the Company's products in the market; the Company's success in obtaining new customers; the Company's success in product development; the Company's ability to execute its business model and strategic plans; the Company's success in integrating acquired entities and assets, and all the risks and related information described from time to time in the Company's filings with the Securities and Exchange Commission ("SEC"), including the financial statements and related information contained in the Company's Annual Report on Form 10-K and interim Quarterly Reports on Form 10-Q.

NON-GAAP FINANCIAL MEASURE

Adjusted EBITDA represents net income (loss) before interest income, interest expense, income taxes, depreciation, amortization, loss on disposal of fixed assets, and stock-based compensation expense. We have excluded the non-cash expense, stock-based compensation, as it does not reflect the cash-based operations of the Company. Adjusted EBITDA is a non-GAAP financial measure which is not required by or defined under GAAP (Generally Accepted Accounting Principles). The presentation of this financial measure is not intended to be considered in isolation or as a substitute for the financial measures prepared and presented in accordance with GAAP, including the net income of the Company or net cash used in operating activities. Management recognizes that non-GAAP financial measures have limitations in that they do not reflect all of the items associated with the Company's net income or net loss as determined in accordance with GAAP, and are not a substitute for or a measure of the Company's profitability or net earnings. Adjusted EBITDA is presented because we believe it is useful to investors as a measure of comparative operating performance and liquidity, and because it is less susceptible to variances in actual performance resulting from depreciation and amortization and non-cash charges for amortization of debt issuance costs and stock-based compensation expense.

LUVU Brands At a Glance

- Vertically integrated US manufacturer

- Diverse consumer brands with international distribution

- Fiscal 2019 revenue of $17M

- Operating metrics are improving

- Attractive valuation relative to peers

- Inflection point – entering growth phase and gaining scale

- Shifting production of high-volume products to Mexican contractor to improve margins

Exchange: OTCQB Venture

Ticker: LUVU

Float: 27M shares

Market Cap: $1.9M

Share Price (2/27/20): $.03

52-Week Range: $0.02 - $0.04

Avg. Daily Volume: 11,000

Headquarters: Atlanta, GA

Employees: 172

Founded: 1999

Our Brand Portfolio

Liberator®, a brand category of iconic products for enhancing sensuality and intimacy

Jaxx®, a diverse range of casual fashion daybeds, sofas and beanbags made from eco-friendly re-purposed polyurethane foam

Avana®**,** inclined bed therapy products, assistive in relieving medical conditions associated with acid reflux, surgery recovery and chronic pain

Our Manufacturing Capabilities






Luvu Brands

Unique and Growing Brands

Our Brand Portfolio

LIBERATOR®





Liberator Bedroom Adventure Gear®



Five star Amazon reviews

Buy it no matter what!

The BEST thing EVER for the bedroom!!

Worth every cent!

Amazing, Amazing and Amazing!

Our Brand Portfolio

LIBERATOR®

Annual Sales History – FY '13 to FY '19



Our Brand Portfolio **LIBERATOR**®

Quarterly Sales History – Q2 '18 to Q2 '20



Our Brand Portfolio

JAXX®







Five star Amazon reviews

Best bean bag chair ever!

Absolutely in love with this bean bag

It's just amazing! My boys luv this

Love this! The whole family loves it

Our Brand Portfolio









Five star Amazon reviews:

Loved them so much I bought 2 more

We have these on our patio and love them!

Repeat customer: I'm on my 4th one!

Worth every penny!

Our Brand Portfolio







Avana

Five star Amazon Reviews

Wish I Had This Years Ago!

Why did I wait so long?

I am IN LOVE with this

Perfect in every way -

Annual Sales History





5 year CAGR = 32%

Quarterly Sales History



2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
Q2 '18
Q3 '18
Q4 '18
Q1 '19
Q2 '19
Q3 '19
Q4 '19
Q1 '20
Q2 '20

Luvu Brands

Financials

Sales History – FY 2014 to FY 2019

Excluding discontinued imported products

Total Sales (excluding Tenga)



4 year CAGR = 8%

Quarterly Net Sales – FY 2017 to Q2 FY '20

(Includes discontinued imported products until Q2 FY '17)



Gross Profit History – FY 2015 to FY 2019



Gross Profit History – Quarterly from Q1 '17



EBITDA History – FY 2015 to FY 2019



Quarterly EBITDA History – Q2 '18 to Q2 '20



Amazon Sales History – FY '14 to FY '19



6 year CAGR = 20%

Mass Market Sales History – FY '15 to FY '19
(Excluding Amazon Sales)



6 year CAGR = 19%

Q2 FY '20 Financial Review

Q2 FY2020 Net Sales By Channel



- Direct
- Wholesale
- Other

2%
29%
69%

(in thousands)

Direct	$1,303
Wholesale	3,398
Other	78
Total	$4,779

Q2 FY2020 Net Sales By Product Type



- Liberator
- Jaxx
- Avana
- Products purchased for resale
- Other

4%
8%
22%
41%
25%

(in thousands)

Liberator	$1,970
Jaxx	1,182
Avana	1,037
Products purchased for resale	394
Other	196
Total	$4,779

Financial Review
Q2 and YTD

	Three Months Ended December 31,		Six Months Ended December 31,		YTD % change
	2019	2018	**2019**	2018	
	(in thousands, except share data)				
Net Sales	**$ 4,779**	$ 4,773	**$ 8,874**	$ 8,693	2.1%
Cost of goods sold	**3,260**	3,451	**6,217**	6,384	
Gross profit	**1,519**	1,322	**2,657**	2,309	15.1%
GP %	**31.8%**	27.7%	**29.9%**	26.6%	
Total operating expenses	**1,105**	979	**2,129**	1,962	8.5%
Net income	**$ 257**	$ 199	**$ 212**	$ 61	247.5%

Financial Review

Gross Profit and SG&A Trends

Quarterly Gross Profit	Q2 FY '19	Q3 FY '19	Q4 FY '19	Q1 FY '20	Q2 FY '20
Gross profit	$ 1,322	$ 1,250	$ 865	$ 1,137	$ 1,519
Gross Margin %	**27.7%**	**29.0%**	**21.6%**	**27.8%**	**31.8%**

Quarterly SG&A	Q2 FY '19	Q3 FY '19	Q4 FY '19	Q1 FY '20	Q2 FY '20
Advertising	$ 88	$ 84	$ 86	$ 80	$ 116
Other selling costs	287	292	301	318	317
G&A	562	593	614	586	633
Depreciation	42	41	41	40	39
Total OpExp	**$ 979**	**$ 1,010**	**$ 1,042**	**$ 1,024**	**$ 1,105**

Luvu Brands

Growth Strategy

Growth Strategy -   **LIBERATOR**®

To continually grow as a brand category in Sexual Wellness and Erotic Luxury:

- Expanded retail distribution, taking full advantage of our novel vacuum compressed Point-of-Purchase packaging (with a discrete flip door) that allows Liberator shapes and sex furniture to fit onto any retail shelf.

- Our packaging is easily customizable for mass market, drug and international retailers, allowing for quick expansion into these markets.

- Continue to expand our collection with luxury furniture-like designs, offer lower cost products for mass market, and develop Liberator branded pleasure objects and consumables.

Growth Strategy -



- **<u>Jaxx Nimbus</u>** – Continue to capitalize on the growing popularity of our spandex beanbags.

- **<u>Jaxx Beanbags</u>** – Promote the favorable "price to value" of our US made beanbag collection.

- **<u>Jaxx Kids</u>** – Continue to promote our beanbags, loveseats, sofas, and game chairs in the mass market, retail and school market.

- **<u>Zipline Sofas & Alon Daybeds</u>** – Recently launched the first of many designs to come in compressed packaging with flat-packed wood bases. Sofas and daybeds already exceed $1.3 million in trailing twelve month sales

- **<u>Jaxx Outdoors</u>** - Continue to build this product line through our growing relationship with Room and Board and others. Additional styles will be introduced in Spring 2020.

Growth Strategy -

This collection of comfort and assistive products has been growing at a 67% CAGR for the last 3 years with trailing twelve month sales of $3.9 million.

- The Kind Bed collection exceeds $1.5 million in annual revenue, soon to be launched in mass markets.

- We are launching a mainstream advertising campaign to promote the Kind Bed collection.

- Our inclined-bed therapy mattress elevator and top-of-bed wedges have grown 32% this past year and show no signs of slowing.

Conclusion

- We are a manufacturing, marketing and invention company with diverse distribution across three unique brands.

- Our ability to monetize new products with minimal investment is extraordinary.

- Large upside for continued growth without additional capital equipment.

- At inflection point; gaining scale and entering a profitable growth phase.

Luvu Brands, Inc.

Ronald Scott

Chief Financial Officer

P: (770) 246-6426

E: ir@luvubrands.com